AIRBORNE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

EXHIBIT 12.(a)

(Dollars in thousands)

	Three Months Ended September 30,
	2002	2001
EARNINGS:
Earnings (loss) before taxes	$(4,808)	$3,271
Fixed Charges	13,155	10,531
Less: Capitalized interest expenses	(587)	(450)

TOTAL EARNINGS	$7,760	$13,352

CALCULATION OF FIXED CHARGES:
Net interest expense	$7,650	$4,924
Add: Capitalized interest expense	587	450
Add: Interest income	1,458	560

GROSS INTEREST EXPENSE	9,695	5,934

DISCOUNTS ON SALES OF RECEIVABLES	738	2,007
AMORTIZATION OF DEBT EXPENSE	280	265
RENTAL EXPENSE:
Total	24,423	23,247
Factor	10%	10%

Net “interest” component	2,442	2,325
TOTAL FIXED CHARGES	$13,155	$10,531

RATIO OF EARNINGS TO FIXED CHARGES	—	1.27